SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Eran Gilad —————————————— Eran Gilad CFO

Dated: February 6th, 2006

FOR IMMEDIATE RELEASE

NEW DESIGN WIN FOR SILICOM:MAJOR TRAFFIC
MANAGEMENT/LOAD BALANCING APPLIANCE
MANUFACTURER CHOOSES SILICOM ADAPTERS

– Silicom among the first companies in the world to offer RoHS Compliant multi port and bypass server adapters –

        KFAR SAVA, Israel – February 6, 2006 – Silicom Ltd. (NASDAQ & TASE: SILC) today announced that a major US based developer and manufacturer of traffic management and load balancing appliances has selected its RoHS-compliant (Reduction Of Hazardous Substances) Gigabit Ethernet adapters and has already placed production orders for such adapters. Silicom’s advanced adapters will be used as standard equipment in the customer’s intelligent appliances to expand its connectivity options and enhance its data transfer speeds.

        Commenting on the news, Mr. Shaike Orbach, President and CEO of Silicom, said, “We are proud that our products are now being used in another very important market segment – the market of load balancing and traffic management appliances – and that they meet the exacting standards of a recognized leader of this fast-growing industry. This new Design Win is a milestone that marks our increased penetration to this new market segment. Like so many of the 30+ Design Wins that we have accumulated over the past two years, we believe this Design Win will lead to a steady flow of sales and that we will build a strong, long-term relationship with this prestigious customer.”

Note regarding the RoHS Directive: The RoHS (Reduction Of Hazardous Substances) Directive of the European Union (EU) (commonly called the “Lead Free Law”) sets maximum concentration limits on hazardous materials used in electrical and electronic equipment. Implementation of the RoHS Directive is required in all EU countries by July 1, 2006, and many states within the U.S. have adopted or are considering adoption of similar laws. Silicom is among the first companies world wide offering RoHS Compliant multi port and bypass server adapters.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Silicom Ltd.
Eran Gilad, CFO
Tel: +972-9-764-4555
E-mail: erang@silicom.co.il